1 Terminal Drive •  Plainview, NY 11803  •  Phone: (516) 677-0200  •  Fax: (516) 714-1200  •  www.veeco.com

January 4, 2011

BY EDGAR

Kevin L. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Re:          Veeco Instruments Inc.
Form 10-K for the Year Ended December 31, 2009
Filed February 24, 2010
File No. 0-16244

Dear Mr. Vaughn:

This letter is submitted by Veeco Instruments Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009, filed February 24, 2010, (File No. 0-16244), as set forth in your letter to David D. Glass dated December 21, 2010.

The text of each comment contained in the Staff’s letter is set forth in italics below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 12.  Executive Compensation, page 43

1.             We note your disclosure in the last paragraph on page 43 of your Schedule 14A, which you incorporate by reference, that certain factors determine the number of options and stock awards granted to each individual for their equity-based compensation.  In future filings, please include substantive analysis and insight into how you made the stock and option grant determinations with respect to each named executive officer.  Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.  For example, please discuss and analyze how the Compensation Committee determine the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Innovation. Performance. Brilliant.

RESPONSE:

The Company acknowledges the Staff’s comment and will include additional disclosure, as applicable, in our future filings.

Item 13.  Certain Relationships…, page 43

2.             In future filings, please disclose the policies and procedures for the approval of your related party transactions.  Refer to Item 404(b) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and will include additional disclosure, as applicable, in our future filings.

Notes to Consolidated Financial Statements

Note 1 — Description of Business and Significant Accounting Policies, page F-10

3.             Please revise future filings to disclose your accounting policy for income taxes.  The disclosure should address what your deferred tax assets and liabilities represent, how they are initially measured, and how your tax valuation allowance is established and adjusted.

RESPONSE:

The Company acknowledges the Staff’s comment and will include additional disclosure, as applicable, in our future filings.

Revenue Recognition, page F-11

4.             With respect to your systems sales, you state that you are generally required to install these products and demonstrate compliance with acceptance tests at the customer’s facility.  Further, you discuss how you consider the agreements to have two elements — the system and the installation.  In connection with the system sales, you state that you recognize system revenue upon shipment or delivery.  While we note your discussion of the impact of the acceptance provisions on your instruments sales, we do not see any discussion of the impact of the acceptance provisions on your system sales.  Please explain to us why you concluded that recognition upon shipment is appropriate in light of the acceptance provisions. Refer to SAB Topic 13.A.3.b.

RESPONSE:

We consider a broad array of facts and circumstances when evaluating each of our sales arrangements in determining when to recognize revenue, including specific terms of the purchase order, contractual obligations to the customer, the complexity of the customer’s post-delivery acceptance provisions, customer creditworthiness and the installation process. Management also considers the party responsible for installation, whether there are process specification requirements which need to be demonstrated before final sign off and payment, whether Veeco can replicate the field testing conditions and procedures in our factory and our past experience with demonstrating and installing a particular system.  Sales arrangements are reviewed on a case-by-case basis; however, the Company’s revenue recognition protocol for established systems is as described below.

System revenue is generally recognized upon shipment or delivery provided title and risk of loss has passed to the customer, evidence of an arrangement exists, prices are contractually fixed or determinable, collectability is reasonably assured and there are no material uncertainties regarding customer acceptance.  Revenue from installation services is recognized at the time acceptance is received from the customer.  If the arrangement does not meet all the above criteria, the entire amount of the sales arrangement is deferred until the criteria have been met or all elements have been delivered to the customer or been completed.

For those transactions on which we recognize systems revenue, either at the time of shipment or delivery, our sales and contractual arrangements with customers do not contain provisions for right of return or forfeiture, refund or other purchase price concessions.  In the rare instances where such provisions are included, the Company defers all revenue until customer acceptance is achieved. In cases where products are sold with a retention of 10% to 20%, which is typically payable by the customer when installation and field acceptance provisions are completed, the customer has the right to withhold this payment until such provisions have been achieved.

For new products, new applications of existing products or for products with substantive customer acceptance provisions where performance cannot be fully assessed prior to meeting agreed upon specifications at the customer site, revenue is deferred and fully recognized upon completion of installation and receipt of final customer acceptance.

Our systems are principally sold to manufacturers in the high brightness light emitting diode (“HB-LED”) data storage and solar industries.  Sales arrangements for these systems generally include customer acceptance criteria based upon Veeco and/or customer specifications.  Prior to shipment a customer source inspection of the system is performed in our facility or test data is sent to the customer documenting that the system is functioning within agreed upon specifications.  Such source inspection or test data replicates the acceptance testing that will be performed at the customer’s site prior to final acceptance of the system.  Customer acceptance provisions include reassembly and installation of the system at the customer site, which includes performing functional or mechanical test procedures (i.e. hardware checks, leak testing, gas flow monitoring and quality control checks of the basic features of the product.)  Additionally, a material demonstration process may be performed to validate the functionality of the product.  Upon meeting the agreed upon specifications the customer approves final acceptance of the product.

Veeco generally is required to install these products and demonstrate compliance with acceptance tests at the customer’s facility. Such installations typically are not considered complex and the installation process is not deemed essential to the functionality of the equipment because it does not involve significant changes to the features or capabilities of the equipment or involve building complex interfaces or connections.  We have a demonstrated history of completing such installations in a timely, consistent manner and can reliably estimate the costs of such.  In such cases, the test environment at our facilities prior to shipment replicates the customer’s environment.  While there are others in the industry with sufficient knowledge about the installation process for our systems as a practical matter, most purchasers engage the Company to perform the installation services.

In accordance with SAB Topic 13.A.3.b, we believe that revenue recognition upon shipment for our systems is appropriate in light of acceptance provisions primarily because 1) we can demonstrate that, at the time of delivery, our systems already meet all the criteria and specifications contained in the acceptance provisions; 2) the conditions the customer intends to operate the system are replicated in pre-shipment testing; 3) the performance of the system, once installed and operated at the customer’s facility operates the same as that tested prior to shipment; 4) historical experience with the same specifications and functionality of a particular system that demonstrates it meets agreed upon specifications; 5) a long-standing, successful history of meeting customer acceptance provisions (instances of non-acceptance are extremely rare) and 6) our sales and contractual arrangements with customers do not contain provisions for right of return or forfeiture, refund or other purchase price concessions.  The determination of when acceptance provisions are met in the absence of formal customer acceptance is evaluated carefully, depending upon the specific facts and circumstances for each sales arrangement which include complexity of the system, interface with the customer’s facility, extent of our prior experience with the same system and the presence of any new, additional or unusual customer-specific acceptance provisions.

We will revise our future filings to expand our discussion about customer acceptance provisions.

Definite-Lived Intangible and Long-Lived Assets, page F-14

5.             We note this disclosure addresses your policy for impairment and depreciation of long-lived assets.  In future filings, please disclose how the original and subsequent carrying basis of your long-lived assets are determined.

RESPONSE:

The Company acknowledges the Staff’s comment and will include additional disclosure, as applicable, in our future filings.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Results of Operations, page 21

6.             We note the significant increases in your revenues in 2010 compared to 2009.  In connection with the discussion of your full year 2010 results of operations to be included in your Form 10-K for the year ending December 31, 2010 includes a qualitative and quantitative discussion of the impact of price increases, volume increases, and to new products introduced.  Refer to Item 303(A)(3)(iii) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and will include additional disclosure, as applicable, in our future filings.

7.             In future filings, please provide a discussion of your discontinued operations, and the impact of such disposal on your future liquidity and results of operations.

RESPONSE:

The Company acknowledges the Staff’s comment and will include additional disclosure, as applicable, in our future filings.

Form 8-K dated October 25, 2010

8.     We note your presentation here of a non-GAAP measure “EBITA.”  However, we note from the reconciliation on page 5 that the non-GAAP measure appears to adjust for more than just interest, taxes and amortization.  Please revise future filings to provide a more accurate title for the non-GAAP measure.

RESPONSE:

The Company acknowledges the Staff’s comment and will provide a more accurate title for the non-GAAP measure in our future filings.

The Company acknowledges that:

(1)           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter. Please contact the undersigned at (516) 677-0200 x1301 with any further comments or questions you may have.

Sincerely,

VEECO INSTRUMENTS INC.

/s/ David D. Glass
David D. Glass
Executive Vice President and
Chief Financial Officer
Veeco Instruments Inc.

cc:	Gary Newberry
Gabriel Eckstein
Tim Buchmiller
Martin James